UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD.

(Registrant)

Date	May 27, 2005
By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director

MINEFINDERS CORPORATION LTD.

ANNUAL REPORT 2004



"Emerging Gold and Silver Producer..."

Forward Looking Statements

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur, and statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Company's mineral projects. Such forward-looking statements are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, reserves, resources, results of exploration, timing of project development and the completion of project studies, capital costs and production costs could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and in mineral prices, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which the Company operates, technological and operational difficulties encountered in connection with the Company's mining activities, or those of its consultants and contractors, labor relations matters and costs, changing foreign exchange rates and other matters. These and other factors should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements. Further information is included in the filings by the Company with the U.S. Securities & Exchange Commission and Canadian provincial securities regulatory authorities.



NEVADA EXPLORATION
The Company drilled 5 holes at the Dottie prospect and expanded gold mineralization at the Clear project with an 8-hole program during 2004.
Vancouver
Corporate Office
SONORA PROJECTS
Minefinders main exploration focus during the year was on the Sonora properties. The Planchas de Plata property was acquired by staking, and drill programs on both Planchas and Real Viejo silver prospects produced strong results.
Montreal
Reno
Exploration Office
Denver
Phoenix
DOLORES FEASIBILITY
Minefinders flagship property is the Dolores gold-silver project. Infill drilling increased the measured and indicated resource by 15% during 2004, to 101 million tonnes containing 2.65 million ounces of gold and 128 million ounces of silver, plus additional inferred resource.
A resource audit was announced in December 2004, and substantial progress has been made on final mine design, economics, and optimization in support of the feasibility study.
Chihuahua
Mexico Logistics
LA BOLSA RESOURCE
Scoping-level work at La Bolsa resource, is under way to determine the deposit's economic viability, either alone or in conjuction with other projects in the district.

Resource Estimates

All resource estimates contained or incorporated by reference in this report have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy ("CIM") Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information incorporated by reference herein may not be comparable to similar information concerning U.S. companies.

President's Message

Challenges and Opportunities

2004 was a year of growth and of discovery for Minefinders. We have had broad exploration success, including expanding the resource at our Dolores property, new discoveries on exploration targets in Mexico, and expansion of mineralization at the Clear project in Nevada. This is consistent with our overall plan for growth: the discovery of new prospects and the advancement of the best of them to production.

Advancement of Dolores has been more of a challenge than we had expected, both because completion of the feasibility study needed more data and more time than we had projected, and because the frantic state of the industry has overextended many of our contractors–drillers, assay and metallurgical labs, and engineering firms.



Project

Mark Bailey, President and CEO since 1995, has led the Company's emergence as a leader in precious metals exploration.

Organizational Changes

Minefinders has added some key staff over the last year, including our new CFO, Ronald J. Simpson. Mr. Simpson has many years of experience in accounting and financial administration, as a partner with Peat Marwick Mitchell & Co., and, subsequently, as a senior officer and consultant with international mining companies. His mining industry experience will complement the Minefinders management team as the company becomes a mid-tier gold and silver producer.

Robert Leclerc, QC, a long-time member of Minefinders' Board, has been named Chairman of the Board of Directors, and Tony Luteijn, a mining engineer with broad experience in feasibility, start-up and operation of mines, has joined the Board as a director. Their experience and guidance will help Minefinders in the next phase of corporate development.

Dolores Feasibility

While progress on the Dolores feasibility study has not been as rapid as we had expected at this time last year, significant ground has been covered. This includes a large amount of primary science on project metallurgy, engineering of open pit characteristics, highwall and pit stability, detailed engineering in support of leach pad construction, phasing and access engineering, and plant layout and equipment specification.

Where possible, we have been advancing infrastructure development in parallel with our engineering efforts, including road and power line engineering and permitting, water rights permitting, and town relocation planning. This work serves both to give us detailed costs for the feasibility study and to remove potential bottlenecks for mine construction.

Our approach to feasibility has been to complete a single study that answers both scoping-level and bankable-level feasibility questions, to select a process based on reasonable assumptions and to collect all the data required to determine the economics of that process. When additional testwork required it, we have re-examined our assumptions and re-set the process based on the new data. The process has been a challenge, but the Company and shareholders are better served by



exploring the possible pitfalls in simulation than in a working mine. We expect that the time and energy being spent on detailed engineering for Dolores will pay off in terms of a streamlined, optimized mine construction phase.

At the close of 2004, the Company added additional engineering staff specifically to interface with the outside engineering firms and to expedite the remaining feasibility work.

Significant Milestones

Minefinders has reported several exploration successes over the past year, including the staking and initial drilling of the Planchas de Plata silver project in Mexico, the discovery of silver at Real Viejo, also in Mexico, and expansion of gold mineralization at the Clear project in Nevada.

Ongoing infill and stepout drilling at Dolores expanded the measured and indicated resource by 15%, and upgraded 98% of the in-pit resource into the measured and indicated categories required for feasibility-level economics. Substantial metallurgical data has also been generated, which will guide final feasibility process planning and costing.

In March of 2004, Minefinders was selected as a member of the S&P/TSX Composite Index. The S&P/TSX Composite Index is used by the financial community at large as a broad indicator of market activity for the largest companies on the Toronto Stock Exchange, and our selection to the index is a testament to the stability, responsibility, and success of the Company.

Future Plans

Our growth over the past several years has been based on the commitment and expertise of our team of professionals, both in the field and in the office, direction from our Board, and, most importantly, support from our shareholders. We will continue with focused exploration, responsible, reliable reporting of results to the investment community, and tight control on shareholder capital and share dilution. We have added personnel to our team to extend our technical strengths in engineering and mine administration, while we continue to emphasise our historic strengths. The results of these efforts will be evident in the coming months.

I am very excited at the prospect of bringing our first mine into production, to the benefit of all Minefinders' stakeholders.

Mark H. Bailey

President and Chief Executive Officer
April 18, 2005

2004 Milestones

Infill and stepout drilling at Dolores expands measured and indicated resource by 15% and improves resource continuity for feasibility.

Minefinders selected as a member of the prestigious S&P TSX Composite Index.

Substantial progress on engineering and metallurgical testwork in support of final feasibility for the Dolores project, Chihuahua, Mexico.

Planchas de Plata silver prospect staked and added to the northern Sonora concessions.

Initial drilling and discovery at Real Viejo silver project, Sonora, Mexico.

Drilling expands known gold mineralization at Clear project, Nevada USA.

Corporate Philosophy

Exploration: This is the basis of growth for Minefinders. We have proven technical and regional expertise to find excellent new properties through grass-roots exploration; new discoveries are a source of added value for our stakeholders.

Responsible Development: Minefinders will advance the best properties to production, alone or in partnership with other companies. We rely on in-house and contract experts to guide the Company and maximize project value for our shareholders.

Responsible Reporting: We strive to keep our stakeholders well-informed by reporting developments in an accurate and timely manner.

Minimal Dilution: When it is necessary to raise additional funds for exploration or development efforts, we intend to minimize the dilutive impact on existing shareholders who have supported our efforts to date.

Minefinders Mexico exploration projects are concentrated at the northern end of the prolific Sierra Madre trend, the richest precious metals trend in Mexico. Tightly focused exploration allows effective geologic modelling and efficient logistics support.


Sierra Madre Trend
Tijuana
Mexicali
LA BOLSA
REAL VIEJO
Nogales
PLANCHAS DE PLATA
Sonora
Sierra Madre
Occidental
Chihuahua
USA
DOLORES
Mulatos
Moris
Ocampo
Chihuahua
MEXICO
Baja California Norte
Gulf of California
PACIFIC OCEAN
Guitarra
Cieneguita
Batopilas
El Sauzal
Coahuila
Sinaloa
Durango
Cienega
Durango
Tayoltita
Bacis
Zacatecas
Gold Camp
Major City
0 Scale 250 km
North

DOLORES

Minefinders has completed substantial work at the 100%-owned Dolores project over the past year. Progress has been made on five major fronts: infill drilling and resource expansion; exploration drilling; metallurgy; infrastructure; and engineering.

Resource Expansion

The 2004 Dolores drill program was designed primarily to provide infill drill data for the project, in order to upgrade the inferred resource to the measured and indicated categories required for feasibility-level engineering and economic analysis. This program was successful on two fronts: not only did it lead to an increase in measured and indicated resource, but the infill drilling continued to confirm grades and widths of mineralization through important structural zones, increasing the overall confidence levels in the resource estimate.

In December 2004, Minefinders announced an updated, audited resource calculation for the project, bringing the measured and indicated resources to 101 million tonnes containing 2.65 million ounces of gold and 128 million ounces of silver. The additional inferred resource stands at 28 million tonnes containing 0.67 million ounces gold and 24 million ounces of silver.

This represents a substantial increase in the measured and indicated resource for Dolores over the past year. Infill drilling improved data density for the project, upgraded the resource, and served to further refine the 3-D interpretation of the mineralized zones.

The resource audit forms the basis for ongoing engineering work on the property. Mine design and optimization are being carried out based on this updated resource.

Exploration

At the close of 2004, the focus of drilling at Dolores shifted from infill and confirmation to condemnation and resource expansion. A series of drillholes needed to generate engineering data for leach pad and mine infrastructure construction have been completed. Condemnation drilling has been designed to test targets in the areas where mine infrastructure is likely to be located. This drilling is required in order to ensure that leach pads or other site facilities are not built above an undiscovered orebody.

Metallurgical Testwork and Engineering

Significant progress was made on the Dolores feasibility during 2004. Engineering work has been completed in several key areas, including pit highwall engineering, leach pad siting and stability, and initial mine layout and plant design.

The most important work has been related to ongoing project metallurgical studies designed to generate detailed data for operating costs and recoveries for both heap leach and mill-flotation scenarios. Heap recoveries have generally been somewhat better than previously anticipated, while mill costs tracked slightly higher than projected.

New data and detailed cost/recovery trade-off analyses for the project have redirected efforts away from a combined mill and leach scenario toward a lower capital cost, large-scale heap leach scenario. This approach should ensure higher mining efficiency and faster payback of capital. Final engineering based on this scenario is currently in progress.



View of Dolores Village, looking south. The small village at Dolores will be moved prior to mine construction. A site has been selected, and architectural plans for houses and a new church are completed.

Project Infrastructure

Where possible, we have advanced infrastructure development in parallel with our engineering efforts, including road and power line engineering and permitting, water rights permitting, and town relocation planning. The objective is to minimize the time between the receipt of a favorable feasibility study and the commencement of mine construction, and to reduce costs through proper planning and deliberate implementation. This work is the primary focus of our new logistics office in Chihuahua, Mexico.

Looking Forward

The feasibility study is now being finalized on the basis of a large-scale (~25,000 tonnes per day) conventional open pit, heap leach operation and is expected to be completed within the next sixty days. Upon receipt of a positive recommendation from the feasibility study, and securing such debt, or debt and equity, financing as is necessary, the Company expects to begin equipment and material procurement, project management, and construction later this year.

SONORA EXPLORATION

The Company's exploration efforts have been primarily focused in northern Sonora, Mexico over the past year. Company geologists have a detailed understanding of the geology and precious metals systems of this prolific mineralized trend, and are exploring several excellent targets.


No 1 Mine
No 7 Mine
No 6 Mine
No 2 Mine
No 4 Mine
No 5 Mine
No 3 Mine
N
Meters

Plan map of the Planchas de Plata project showing areas of historic mining and locations of 1970s drillholes. The shaded area is a grade-thickness plot of the mineralization represented in the archive drill data. (Below) Drilling at Planchas de Plata is intended first to confirm and expand mineralization in zones of old drilling, and then to test the additional mining areas.



Planchas de Plata

At the beginning of 2004, Minefinders staked the Anita concession covering the historic Planchas de Plata district. A surface rights agreement covering the property was completed in October 2004, and environmental permits are now in place for first phase exploration drilling.

The Planchas de Plata district was the site of Mexico's first silver rush, in 1736, when a 'plate' of silver weighing 313 pounds was discovered. The ensuing years brought thousands of treasure seekers to the district and it became the focus of European immigration into northern Sonora. Other large individual masses, nuggets and wires of silver, or 'planchas de plata' (literally translated as "plates of silver"), were found at or near the surface. The largest of these was reported to weigh 3,500 pounds. Eventually the find was declared property of the King of Spain (Philip V), by decree in 1741. Additional production from the district occurred from 1872 until the 1930s. Although complete records are lacking, it is reported that mining may have produced nearly 100,000 tonnes of ore from mines within the district.

Geologic mapping, 1970-era drill data, and surface and subsurface sampling at Planchas de Plata indicate the presence of a large mineralized system underlying at least two of the seven historic mine areas on the property. (No drill data is available for the other historic mine areas.) First phase drill testing, designed to confirm archive drill data, was initiated at the beginning of 2005. Significant silver mineralization, up to 21.4 meters averaging 167.8 gpt Ag (including 975 gpt over 1.5 meters) was encountered in five of six drillholes. This drilling confirms the location of mineralized zones from the archive data; additional work is ongoing to define zone thicknesses and grades.

Real Viejo

Real Viejo is an area of substantial silver-lead-zinc mineralization in northern Sonora, about 50 kilometers southwest of Nogales. The prospect was initially identified by Minefinders geologists during a reconnaissance mapping program of the northern Sonora concessions. Initial drill testing of the project in early 2004 intersected good grades of silver mineralization with base-metal credits.

A follow-up drill program was initiated at the beginning of 2005, consisting of 22 reverse circulation drillholes. This program produced encouraging results, with intersections up to 91.5 meters averaging 211.4 gpt Ag (6.17 opt silver over 300 feet). This interval included 2,640 gpt Ag over 1.5 meters (77 opt silver over 5 feet). Analysis of the new data is in progress to refine the geologic model and target further exploration efforts.



Underground at Planchas de Plata: Minefinders geologist Marc Stengel examines silver mineralization in historic underground workings. Seven separate areas of historic mining have been identified on the property. Rock-chip samples taken within the workings show consistent silver values ranging from 96 gpt over 55 meters to 320 gpt over 127 meters.

Ongoing Operations

Minefinders has contracted a diamond drill rig to continue exploration of the Planchas de Plata and Real Viejo projects. New drilling at Planchas de Plata will target three additional areas of historic mining and test the extensions of major feeder structures. Geologic mapping and sampling at Planchas de Plata continues, in order to identify and extend mineralized structures beyond areas of historic mining and drilling. In addition, only shallow drilling has been completed, leaving significant untested potential at depth. Drill data from Real Viejo is currently being compiled and interpreted. Additional drilling will target extensions of high-grade mineralization and structural intersections.

The Company's northern Sonora concessions encompass much of a major, regional, mineralized northwest trend. This trend contains the Real Viejo and Planchas de Plata silver properties as well as the Company's La Bolsa gold-silver deposit. Minefinders has made a significant exploration investment in these concessions with a view to realizing the substantial capital and operating cost benefits that may be possible from their joint development.



Clear Project, Nevada: Minefinders 2004 drill program expanded known gold mineralization at the Clear Project, located in the Getchell Trend in Nevada. The outcrop at the right side of the image is an example of the jasperoid which marks the surface trace of the mineralized thrust fault.

ADDITIONAL OPPORTUNITIES

Minefinders is actively engaged in drilling mineral systems within major Nevada gold trends, including a follow-up program at the Clear project. Seven of eight drillholes intersected significant gold mineralization. Drilling at Clear has now confirmed the continuity of mineralization along more than one kilometer of the structure, with intercepts that include 21.4 gpt gold over 1.5 meters (0.624 opt Au over 5 feet). Minefinders also completed a five-hole program at the Dottie project. Results of both projects are under review.

The Company is reviewing several exploration opportunities in Nevada and in Mexico. Additional information on specific projects will be made available as claims are secured. Minefinders geologists have substantial expertise in reviewing grass-roots prospects and determining potential for discovery.

Management Discussion & Analysis

This discussion is for the year ended December 31, 2004, with comparisons to 2003 and 2002. Unless otherwise noted, all information is current to March 21, 2005, and all currency amounts are in United States dollars. The discussion and analysis is intended to complement and supplement the Company's Consolidated Financial Statements for the year ended December 31, 2004 (the "Financial Statements") and, therefore, should be read together with the Financial Statements.

Additional information, including the Company's Annual Information Form for the year ended December 31, 2004 (the "Annual Information Form") is available on SEDAR at www.sedar.com

Reporting Currency

Effective January 1, 2004 the Company changed its reporting currency from the Canadian dollar to the United States dollar. The interim financial statements for the first three quarters of 2004 were expressed in U.S. dollars, and the Financial Statements, including the comparative figures for 2003 and 2002, have been prepared and presented as if this new policy had always been in place. The discussion and analysis in this document has been presented in the same way, using U.S. dollars except where it is not practical to do so.

Change in Accounting Policy

Effective January 1, 2004 the Company adopted new Canadian accounting standards for stock option expense, and adjusted previously published numbers to include the effects of this change in the comparative numbers for previous years that are included in the Financial Statements.

Stock option compensation expense is charged either to the Consolidated Statements of Loss and Deficit or to Mineral Properties and Deferred Exploration Costs, in accordance with the nature of the services provided by the person who receives the stock options. The award of stock options does not require the use of cash by the Company; the fair value of the options is expensed as described, and a similar amount is added to Contributed Surplus in the Shareholders' Equity section of the Consolidated Balance Sheets.

The Company receives the full option price at such time, if any, that a stock option is exercised. In valuing options, management makes certain subjective assumptions as to future interest rates and stock price volatility (see Note 8 to the Financial Statements). While management has used its best efforts to assess these future values, the determined fair value of options is highly subjective and meaningful only if the valuation input factors are actually experienced.

Although this accounting policy is not required under U.S. Generally Accepted Accounting Principles ("U.S. GAAP") for the Company's 2004 fiscal year, it will become required under U.S. GAAP in the future, and the Company has adopted it to minimize reporting differences between Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and U.S. GAAP. As a result, there are now no Canada/USA accounting differences in the calculated expense arising from the accounting for stock options. However, readers should be aware that significant amounts of stock option expense have been and in the future may be charged to "Deferred Exploration Costs", which in Canada are shown as a balance sheet asset and in the United States are written off as they are incurred.

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian GAAP (see "Summary of Significant Accounting Polices" and Note 1 to the Financial Statements). These principles differ in certain material respects from U.S. GAAP. Differences between Canadian GAAP and U.S. GAAP applicable to the Company are described in Note 9 to the Financial Statements.

Forward Looking Statements

This discussion and analysis may contain forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Annual Information Form.

Overview

The Company is engaged in the exploration and development of precious and base metal mineral properties, primarily in Mexico and the United States, and measures its success through the growth in its mineral resources at a reasonable finding cost, and in obtaining external funding for exploration and development of its mineral properties. All of the Company's mineral properties are in the exploration stage. As it has no current revenue except interest income, the Company continues to incur negative cash flows from operations. Despite the loss for the year, management believes it has been successful in outlining a valuable and expanding resource at its main project, Dolores. The Company has commissioned an independent feasibility study on

Dolores and hopes to receive a positive recommendation on which to make a production decision and raise the financing necessary to bring the project to commercial production. The Company has continued its exploration activities at its La Bolsa, Real Viejo and Planchas de Plata properties in northern Sonora, Mexico, and has conducted drilling programs on two of its three Nevada properties.

Although the Company is in a strong financial position, it will require substantial additional financing to complete development of Dolores. The availability of equity funding to the Company depends upon investor interest in the gold and silver sectors in general, and in the Company's ability to demonstrate that it has an economic mineral resource at Dolores. The gold market has remained strong through 2004. The price of gold was $347 per ounce in December 2002, $417 in December 2003 and $435 in December 2004 (with a high of $454 and low of $375 in 2004). The Company believes that the gold price has benefited from a weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major gold producers, and an increase in demand for physical gold. The price of silver also improved from $4.66 per ounce in January 2003, to $5.96 in December 2003, and to $6.77 in December 2004 (with a high of $8.29 and a low of $5.50 in 2004).

It is not possible to forecast gold and silver price trends, their impact on the feasibility study on the Dolores project, or future results from operations, nor is the Company able to forecast that the project will achieve a positive production decision and that it will be financed. However the current markets for gold and silver, and for precious metals investments are encouraging for the Dolores project.

Operating Activities

The Company recorded a net loss for 2004 of $2.8 million ($0.08 per share), compared with $3.9 million ($0.12 per share) for 2003 and $2.5 million in 2002 ($0.10 per share). Net losses were adversely affected by higher administration and stock option compensation costs in 2004 that were more than offset by a reduced write-off of mineral properties and related exploration costs, and by higher interest income earned on cash balances.

After deducting the non-cash stock option compensation cost amounts of $1.376 million for 2004, $1.148 million for 2003 and $1.107 million for 2002, the Company's administrative costs have increased from $0.985 million in 2002 to $1.826 million in 2003 and $2.025 million in 2004 as it has expanded its operations, increased its shareholder base by listing on the American Stock Exchange ("AMEX"), and positioned itself for the anticipated step from exploration stage into development and production at the Dolores property.

Accounting and auditing expense has risen from $0.080 million in 2002 to $0.204 million in 2003 and $0.347 million in 2004. Additional expense was incurred in 2003 in complying with increased regulatory requirements, a trend that continued in 2004. Also in 2004, additional accounting staff were hired to deal with the growing volume of current work and to begin preparations for development and operations.

Consulting fees have increased, primarily in 2004 when cash bonuses were paid to two officers. Corporate relations expense stabilized in 2004 at $0.485 million compared to $0.532 million in 2003 and $0.26 million in 2002. The significant rise in 2003 was attributable to the Company's efforts to attract new investors, particularly in the United States, by obtaining a listing on the AMEX.

Office services of $0.365 million in 2004 (2003 - $0.303 million; 2002 - $0.156 million) includes a corporation capital tax assessment of $82,000 that has no equivalent in 2003 or 2002.

Interest income increased to $1.0 million in 2004 (2003 - $0.4 million; 2002 - $0.02 million) due to higher treasury balances throughout the year.

In 2003, the Company's financial condition improved significantly. As at December 31, 2003, the Company had working capital of $45 million, an increase of $39.2 million from December 31, 2002. The most significant component of the change in working capital in 2003 was the increase in cash and cash equivalents by $39.1 million resulting primarily from funds received from brokered placements of 6.6 million shares and the exercise of stock options and share purchase warrants.

The Company's financial position at December 31, 2004 remains very good, with $42.35 million in cash (2003 - $45.68 million). After recognizing other current assets, and deducting current liabilities of $879 (2003 - $797), the net working capital was $41.76 million (2003 - $45 million). The principal sources of funds in 2004 were from the exercise of stock options for $1.25 million, from interest of $1.0 million (2003 - $0.4 million) on the high cash balances brought forward from 2003, and the recovery of value added taxes of $0.9 million. It should be noted, however, as shown in the Consolidated Statements of Cash Flows, that there was an unrealized exchange translation gain of $3.03 million (2003 - $2.56 million), arising from the increase in value of the Canadian dollar, in which the Company keeps almost all of its funds, against the U.S. dollar.

In summary, during 2004 the Company spent $6.22 million (net of the $0.9 million tax recovery) on mineral properties and exploration expenses and $0.15 million on equipment and received cash of $1.25 million from stock option exercises. The net loss for the year, after eliminating items such as amortization and property write-offs, which do not require the expenditure of cash in the current year, and stock option compensation, which does not require the use of cash

at all, amounted to $1.12 million. There was a small increase of $0.11 million in the Company's working capital balances (e.g. receivables and payables), resulting in a net decrease in the Company's cash balances of $3.3 million in the year.

Summary by Quarter

The following tables present our unaudited quarterly results of operations for each of the last eight quarters.

Net loss by quarter (000's)

		Q-1		Q-2		Q-3		Q-4		Year
2004										
Net loss excluding write-down	$	194	$	1,700	$	224	$	392	$	2,510
Write-down of mineral properties		48		41		196		54		339
Net loss	$	242	$	1,741	$	420	$	446	$	2,849
Loss per share	$	0.01	$	0.05	$	0.01	$	0.01	$	0.08
2003										
Net loss excluding write-down	$	689	$	325	$	1,226	$	640	$	2,880
Write-down of mineral properties		23		19		33		980		1,055
Net loss	$	712	$	344	$	1,259	$	1,620	$	3,935
Loss per share	$	0.02	$	0.01	$	0.04	$	0.05	$	0.12

The above numbers have been restated to conform to the newly adopted accounting policy for stock-based compensation and for the change in reporting currency to the United States dollar, as described in the Summary of Significant Accounting Policies and in Note 8 to the Financial Statements.

As the Company is still in the exploration stage, variances in its quarterly losses are not affected by sales or production-related factors. Variances by quarter reflect overall corporate activity and are also caused by factors which are not recurring each quarter such as charges for stock-based compensation when options are granted. Non-cash compensation in the amount of $1.376 million, reflecting the value of the grant of stock options to certain personnel, was recorded in the second quarter of 2004 and $1.148 million in the third quarter of 2003. The first quarter of 2003 was adversely affected by additional legal and associated reporting costs relating to the Company's registration with the SEC and listing on the AMEX. Fluctuation in loss by quarter is also affected by significant property write-downs that are usually, but not always, recorded in the fourth quarter.

Outstanding Share Data

As at March 16, 2005 and December 31, 2004, there were 36,476,841 common shares issued and outstanding and there were 3,440,000 stock options outstanding with exercise prices ranging between CDN$1.05 and CDN$12.53 per share, all of which have vested.

Selected Annual Information

The following information is derived from the Financial Statements:

	2004	2003	2002
	(thousands of U.S. dollars except per share data)		
Revenues –			
Interest income	$ 1,003	$ 398	$ 116
Net Loss	2,849	3,935	2,496
Net loss per share, basic and fully diluted	(0.08)	(0.12)	(0.10)
Total assets	87,592	80,406	29,238
Long-term liabilities	-	-	-
Dividends	-	-	-

The above table reflects the increased interest income derived from the investment of funds received from substantial equity issues in 2002 and 2003. The net losses for 2004, 2003 and 2002 include charges, respectively, of $1.376 million, $1.148 million and $1.107 million for stock-based compensation expense, and charges, respectively, of $0.339 million, $1.055 million and $0.488 million for properties and exploration expenses written off. Had these charges not

been recorded the net losses would have been $1.134 million in 2004, $1.732 million in 2003 and $0.901 million in 2002. Compared with a loss of $0.83 in 2001, these adjusted numbers reflect the increasing level of the Company's activities.

The increase in total assets from $29.238 million at December 31, 2002 to $80.406 million at December 31, 2003, is almost entirely accounted for by an increase in cash balances of approximately $40 million arising from equity issues of $44.44 million in late 2003. The increase of $7.186 million in total assets in 2004 reflects, primarily, the appreciation of the Canadian dollar against the U.S. dollar in 2004 and, to a lesser extent, proceeds of $1.248 million received upon the exercise of stock options.

The above table does not necessarily reflect a trend that investors should expect to continue; it shows the outcome of specific events, primarily the Company's exploration success that has enabled it to access the equity markets for substantial funds in a period when such funds were available because of higher gold and silver prices.

Financial and Other Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, deposits and accounts payable and accrued liabilities, some of which are denominated in U.S. dollars and Mexican pesos. These accounts are recorded at their fair market value. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. In 2004, the Company experienced a loss of $0.111 million, down from a loss of $0.303 million in 2003. During 2004 the U.S. dollar decreased 7.3% and the Mexican peso decreased 6.26% against the Canadian dollar. The Company minimizes its foreign exchange risk by maintaining low account balances in currencies other than the Canadian dollar. The Company does not at this time have major commitments to acquire assets in foreign currencies; but historically it has incurred the majority of its exploration costs in foreign currencies. The Company expects that significant expenditures in developing a mine at Dolores will also be denominated in these foreign currencies. The Company may acquire foreign currencies, directly or through derivative positions, to fix such costs in Canadian funds, if it believes it is prudent to do so.

In connection with the anticipated financing of development at the Dolores project, the Company may be required to engage in forward sales of gold and silver or in derivative instruments associated with forward sale transactions.

The Company's cash equivalents are redeemable after thirty days without penalty and are renewable bank instruments that provide a fixed rate of interest during the term. When renewing a matured instrument, the new interest rate may be higher or lower than that currently received by the Company.

Investment in Mineral Exploration and Development

Net expenditures on mineral properties increased during 2004 to $6.221 million, from $5.713 million in 2003 and $2.968 million in 2002. These amounts, as shown in the Consolidated Statements of Cash Flows in the Financial Statements, are after deduction of stock option compensation expense that was charged to "Deferred Exploration Costs", and after adjustment for differences in currency exchange rates. The increased activity reflects the Company's access to additional funding from investors after 2001. The Company has focused its activities on the Dolores project, an advanced-stage exploration project in northern Mexico, conducting extensive drilling to determine the size and grade of the deposit and to conduct a feasibility study demonstrating its economic potential. Of the total expenditures in 2004, 74% was expended on the Dolores project (14% on properties in northern Sonora and 12% on those in USA). An audited mineral resource estimate for Dolores was completed in November 2004 by the independent consulting firm of Roscoe Postle Associates Inc. ("RPA") and filed by the Company with regulatory authorities. (The report may be viewed on SEDAR – www.sedar.com – or on the Company's website – www.minefinders.com). Using a cutoff grade of 0.3 grams of gold per tonne, the total measured and indicated resource, at October, 2004, amounted to 101.064 million tonnes containing 2.647 million ounces of gold and 128.179 million ounces of silver. Resource estimates were prepared in compliance with the requirements set out in National Instrument 43-101, which may differ in material respects from requirements established by the United States Securities and Exchange Commission. The feasibility study will determine what portion of this resource can be economically mined. A total of 137,070 meters of drilling was completed at Dolores up to December 2004.

The Dolores feasibility study was expected to be completed in the first half of 2004 but substantial delays were encountered by the independent consultants, primarily as a result of staff shortages, but also because the Company asked that a production scenario including a mill and flotation circuit be considered, in addition to a heap-leach configuration. This necessitated extensive additional testing work. The study is now expected to be completed in the first half of 2005. Future development of the Dolores deposit will depend upon obtaining adequate financing and the appropriate environmental and operating permits. Assuming the required funding and permits are obtained, the Company expects to direct its efforts toward equipment and material procurement, project management and construction in 2005. The feasibility study is considering various mining and recovery processes and the Company is not yet able to forecast project capital or operating costs.

The Company also conducted drilling and field work on its northern Sonora projects in 2004 at a cost of $1.25 million

and on its Clear and Dottie projects in Nevada at a cost of $0.826 million.

Management has conducted an extensive review of its mineral property carrying values. Certain projects had not been advanced for several years, in part because funding was difficult to obtain in prior years, and in part because other projects were allocated priority. The Company continues to assess its land package with a view to reducing acreage as it converts exploration land to exploitation status, while maintaining higher-potential prospects. As a result of its review, in 2004 the Company wrote off $0.339 million of mineral property and deferred exploration costs relating to its Zacatecas project in Mexico.

As the Company does not yet have any resource properties that qualify for capitalization under U.S. GAAP, the primary difference between Canadian GAAP and U.S. GAAP for the Company is to increase the net loss and deficit for 2004, 2003 and 2002 by the amounts of the exploration expenditures capitalized less write-offs recognized under Canadian GAAP, in each of those years. For the purposes of U.S. GAAP, these expenses have been charged to the Consolidated Statement of Loss and Deficit in the period incurred (see Note 9 to the Financial Statements).

Capital Resources and Liquidity

The Company is adequately funded to continue certain development work at Dolores in anticipation of a positive result from its feasibility study. Current work plans are incorporated into a $5 million budget for additional drilling, engineering and construction, environmental studies, and completion of the feasibility study. The Company currently has no significant contractual obligations relating to Dolores, apart from property payments and contingent royalty payments that will become payable once production commences (see table below). With continued interest from investors and lending institutions, the Company believes it is well-positioned to secure the substantial capital that will be required to undertake construction of the Dolores project. The Company may seek debt financing for part of the Dolores construction costs, if it can be obtained on reasonable cost and terms. While equity markets remain positive to gold developers, the Company is not assured that equity funding will be available at terms suitable to the Company.

The Company plans to expand its exploration and development programs for 2005 on projects other than Dolores, with renewed drilling at its northern Sonora properties and to conduct follow-up drilling at some of its Nevada properties. Expenditures at La Bolsa, Real Viejo and Planchas de Plata are budgeted at $1.7 million. Two of the Company's properties in Nevada, the Clear and Gutsy prospects, are expected to be drill-tested in 2005, with initial programs expecting to cost $620,000.

Program results will be evaluated, with follow-up work and potential additional expenditures to be based on the initial results.

A summary of the Company's contractual obligations and commitments as at December 31, 2004 is as follows:

Commitments Table (payments due by period) (000's)

	1 to 3 years	4to 5 Years
Property Payments (a)	$300	$50
Operating lease payments (b)	150	-
Contingent royalty payments (c)	-	-
	$450	$50

a) Payments in respect of the Dolores property, which the Company expects to make; all other property payments are at the discretion of the Company;

b) Includes existing leases without extensions;

c) Royalty payments on the Dolores property consisting of net smelter payments of 3.25% on gold and 2% on silver net revenues cannot be quantified until the project reaches production

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company's accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 8 to the Financial Statements. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation and (2) future volatility of the Company's share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value which the holder of the option could receive in an arm's-length transaction.

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned or written down, where appropriate. The Company's accounting policy is to capitalize exploration costs on a project by project basis consistent with Canadian GAAP. The policy is consistent with that of other exploration companies that have not established mineral reserves. An alternative policy would be to expense these costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established; or, to expense such costs until a mineral reserve has been objectively established (which is the procedure prescribed under U.S. GAAP). Management is of the view that its current policy is appropriate for the Company. Based on annual impairment reviews made by management (or earlier if circumstances warrant) if it is expected that the carrying amount of these capitalized exploration costs will not be recovered, then the carrying amount is written down accordingly and the write-down is charged to operations. A write-down may be required when a property is to be sold or abandoned, or exploration activity ceases on a property due to unsatisfactory results, or there is insufficient funding to continue exploration of the property.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

Related Party Transactions

Certain officers and directors of the Company supplied management, administrative, geological and legal services to the Company during 2004 at arm's length rates under renewable contracts. Details of these transactions, including their purpose and recorded amounts, are given in Note 6 to the Financial Statements.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Forward looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Annual Information Form. The Company's financial success is subject to, among other things, fluctuations in gold and silver prices which may affect current or future operating results and may affect the economic value of its mineral resources. The Company is exposed to currency fluctuations against the Mexican peso and United States dollar that could affect capital and operating costs, but may choose to mitigate the risk through forward purchase of these currencies. The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs. The Company's ability to obtain financing to explore for mineral deposits and to complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.

Note to U.S. Investors

While the terms "mineral resource," "measured mineral resource," "indicated mineral resource," and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Mark H. Bailey
President and CEO
March 29, 2005

Ronald J. Simpson
Chief Financial Officer
March 29, 2005

Auditors' Report

Management's Responsibility for Financial Reporting

The consolidated financial statements of Minefinders Corporation Ltd., have been prepared by, and are the responsibility of, the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgement on information currently available.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company's assets are safeguarded, transactions are authorized, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee meets with the Company's management and external auditors to discuss the results of the audit and to review the annual consolidated financial statements prior to the Audit Committee's submission to the Board of Directors for approval.

The consolidated financial statements have been audited by BDO Dunwoody LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Mark H. Bailey

Mark H. Bailey
President and Chief Executive Officer
March 29, 2005

To the Shareholders of Minefinders Corporation Ltd.

We have audited the Consolidated Balance Sheets of Minefinders Corporation Ltd. (an Exploration Stage Company) as at December 31, 2004 and 2003 and the Consolidated Statements of Loss and Deficit, Cash Flows and Mineral Properties and Deferred Exploration Costs for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
February 8, 2005

CONSOLIDATED BALANCE SHEETS

(Thousands of United States dollars)

December 31		2004		2003
Assets				
Current				
Cash and cash equivalents (Note 2)	$	42,352	$	45,677
Receivables		156		27
Prepaid expenses		135		71
		42,643		45,775
Mineral properties and deferred exploration costs (Note 3)		44,762		34,519
Equipment (Note 4)		187		112
	$	87,592	$	80,406
Liabilities and Shareholders' Equity				
Liabilities				
Current				
Accounts payable and accrued liabilities	$	879	$	797
Shareholders' equity				
Capital stock (Note 5)		85,526		84,278
Contributed surplus (Note 8)		6,803		4,418
Deficit accumulated in the exploration stage		(17,379)		(14,530)
Cumulative translation adjustment		11,763		5,443
		86,713		79,609
	$	87,592	$	80,406

Approved by the Board of Directors:





The accompanying notes and summary of significant accounting policies are an integral part of these consolidated financial statements.

Consolidated Statements of Loss and Deficit

(Thousands of United States dollars, except per share data)

For the years ended December 31	2004	2003	2002
Administrative costs			
Accounting and auditing	$ 347	$ 143	$ 80
Amortization	11	12	3
Consulting fees	304	180	155
Corporate relations	485	532	260
Legal	279	300	198
Office services and expenses	365	303	156
Stock option compensation (Note 8)	1,376	1,148	1,107
Shareholder reports and filing fees	195	295	59
Travel	39	61	74
	3,401	2,974	2,092
Other operating items			
Write-off of mineral properties and deferred exploration costs (Note 3)	339	1,055	488
Loss from operations	(3,740)	(4,029)	(2,580)
Investment and other items			
Foreign exchange loss	(111)	(303)	(34)
(Loss) gain on sale of assets	(1)	(1)	2
Interest income	1,003	398	116
Net loss for the year	(2,849)	(3,935)	(2,496)
Deficit accumulated in the exploration stage, beginning of year	(14,530)	(10,595)	(8,099)
Deficit accumulated in the exploration stage, end of year	$ (17,379)	$ (14,530)	$ (10,595)
Loss per share – basic and diluted	$ (0.08)	$ (0.12)	$ (0.10)
Weighted average shares outstanding	36,398,504	31,491,892	25,280,665

The accompanying notes and summary of significant accounting policies are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(Thousands of United States dollars)

For the years ended December 31		2004		2003		2002
Cash flows used in operating activities						
Net loss for the year	$	(2,849)	$	(3,935)	$	(2,496)
Items not involving cash						
Amortization		11		12		3
Loss (gain) on sale of asset		1		1		(2)
Write-off of mineral properties and deferred exploration costs		339		1,055		488
Stock option compensation		1,376		1,148		1,107
Net change in non-cash working capital balances						
Receivables		(129)		(4)		(10)
Prepaid expenses		(64)		11		(56)
Accounts payable and accrued liabilities		82		226		499
		(1,233)		(1,486)		(467)
Cash flows used in investing activities						
Mineral properties and exploration costs		(6,221)		(5,713)		(2,968)
Purchase of equipment		(148)		(91)		(68)
Proceeds from disposal of equipment		-		-		4
		(6,369)		(5,804)		(3,032)
Cash flows provided by financing activities						
Net proceeds on issuance of common shares		1,248		44,439		9,347
Effect of exchange rates on cash and cash equivalents		3,029		2,558		(177)
Increase (decrease) in cash and cash equivalents		(3,325)		39,707		5,671
Cash and cash equivalents, beginning of year		45,677		5,970		299
Cash and cash equivalents, end of year	$	42,352	$	45,677	$	5,970
Supplemental Information						
Non-cash investing and financing activities:						
Amortization of equipment included in deferred exploration costs	$	64	$	62	$	26
Stock option compensation (Note 8)	$	2,385	$	2,238	$	2,180

The accompanying notes and summary of significant accounting policies are an integral part of these consolidated financial statements.

Consolidated Statements of
Mineral Properties & Deferred Exploration Costs

(Thousands of United States dollars)

For the years ended December 31	2004	2003	2002
Mineral properties	$ 126	$ 130	$ 130
Deferred exploration costs			
Assaying	344	633	236
Amortization	64	62	26
Communication and delivery	141	100	41
Drilling and trenching	2,470	2,652	1,443
Engineering/feasibility study	1,153	199	13
Environmental	55	22	1
Geophysical surveying and mapping	8	60	42
Heavy equipment	31	6	6
Legal	86	30	18
Licenses and recording fees	358	385	390
Metallurgical	269	144	2
Road building	215	109	29
Site assembly	125	-	-
Stock option compensation (Note 8)	1,009	1,090	1,073
Supplies	126	143	85
Taxes	321	271	246
Technical and professional services	1,111	964	775
Travel	195	136	89
	8,081	7,006	4,515
	8,207	7,136	4,645
Less costs recovered	-	-	(332)
Mineral properties and deferred exploration costs during the year	8,207	7,136	4,313
Balance, beginning of year	34,519	23,079	18,996
Less: Write-off of mineral properties and deferred exploration costs (Note 3)	(339)	(1,055)	(488)
Value-added taxes recovered	(913)	-	-
Foreign exchange adjustment	3,288	5,359	258
Balance, end of year (Note 3)	$ 44,762	$ 34,519	$ 23,079

The accompanying notes and summary of significant accounting policies are an integral part of these consolidated financial statements.

(Thousands of United States dollars)

Basis of Consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries, Minera Minefinders S.A. de C.V., Compania Minera Dolores S.A. de C.V., and Servicios Mineros Sierra S.A. de C.V. (all in Mexico), and Minefinders (U.S.A.) Inc. (in the United States). All inter-company transactions and balances are eliminated on consolidation.

Mineral Properties

The Company is in the exploration stage in respect of its mineral properties. Acquisition, exploration and development costs relating to mineral properties are deferred until such time as mineral properties are brought into commercial production, at which time they will be amortized over the estimated life of the property on a unit of production basis using proven and probable reserves. Revenue incidental to exploration and development activities, including proceeds on sale of properties, is credited against the cost of properties. Aggregate costs related to abandoned properties are charged to operations at the time of any abandonment or when there is an expectation that the carrying amount of these costs will not be recovered. During the year ended December 31, 2004, the Company wrote-off $339 (2003-$1,055; 2002-$488) of such costs.

Where the Company has entered into option agreements to acquire interests in mineral properties that provide for periodic payments, amounts unpaid are not recorded as liabilities since they are payable entirely at the Company's option.

Equipment

Equipment is recorded at its net carrying amount, which is its cost less accumulated amortization and impairment write downs. Amortization is calculated on a declining-balance basis at the rate of 30% per annum for vehicles and 20% per annum for other equipment. An impairment loss is recognized when the net carrying amount of the equipment exceeds the net future cash flows relating to the equipment. No impairment writedown of equipment was required during the years covered by these consolidated financial statements.

Reporting Currency and Foreign Currency Translation

Effective January 1, 2004, the Company changed its reporting currency from the Canadian dollar to the United States dollar, to provide information on a more comparable basis with the majority of the Company's peer group.

The Company raises its funds and expends them in Canadian dollars. For Canadian accounting purposes, the Canadian dollar is regarded as the Company's functional currency, and therefore its consolidated financial statements are prepared in Canadian dollars using the temporal method under which monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and income and expenses and non-monetary balances are translated at the exchange rate in effect at the times of the underlying transactions. Gains or losses arising from this translation are included in income (loss) for the period.

For the purpose of reporting in United States dollars, the Canadian financial statements are translated as follows: all assets and liabilities at the exchange rate in effect at the balance sheet date; income and expenses and capital stock issues at the rates in effect on the transaction dates. The resulting exchange gains or losses are shown as a separate component of shareholders' equity and do not affect reported earnings or losses.

The financial information as of December 31, 2004 and 2003, and for the three years ended December 31, 2004 is presented as if the US dollar had always been used as the reporting currency.

Exchange rates between the U.S. dollar and the Canadian dollar, and the Mexican peso for the periods reported on in these consolidated financial statements were as follows:

	2004	2003	2002
Canadian dollar			
Year end	.8319	.7713	.6370
Average	.7683	.7135	.6368
Mexican peso			
Year end	8.96	8.90	9.60
Average	8.87	9.28	10.38

Loss Per Share

The Company follows the "Treasury Stock Method" to calculate loss per common share. Under this method, the ba-

sic loss per share is calculated using the weighted average number of common shares outstanding during each period.

The diluted loss per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period. However, shares issuable on exercise of stock options and warrants totaling 3,440,000 (2003- 2,950,000; 2002 - 3,232,604) were not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

Financial Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. A risk exists of currency fluctuations on cash and cash equivalents. The Company does not hedge any of its risks. The fair values of the financial instruments approximate their carrying values due to the short-term maturities of these instruments.

Financial assets and liabilities denominated in currencies other than the United States dollar are as follows:

	2004		2003	
	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Canadian dollar	$ 41,548	$ 84	$ 44,063	$ 206
Mexican peso	274	72	43	127
	$ 41,822	$ 156	$ 44,106	$ 333

Cash and Cash equivalents

Cash and cash equivalents consist of cash and redeemable short-term deposits.

Estimates and Assumptions

Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segmented Information

The Company has determined that it has one business segment, the exploration and development of mineral properties. Information by geographical area is disclosed in Notes 3 and 4.

Stock Based Compensation

Effective January 1, 2004, the Company adopted the recommendations of revised Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-based compensation and other stock-based payments", which requires the Company to adopt the fair value based method for all stock-based awards granted on or after January 1, 2004 and to account for the grants as compensation expense in its financial statements. Previously the Company was required to disclose only in the notes to its consolidated financial statements the pro forma effect of compensation in respect of stock options granted to employees and directors after January 1, 2002.

The Company has retroactively applied this new accounting policy to prior periods. The effect of the restatement was to increase the net loss for 2002 and the accumulated deficit as of December 31, 2002 by $742 for options granted in 2002, to increase the net loss for 2003 by $541 for options granted in that year and to increase the accumulated deficit as of December 31, 2003 by $1,283.

Contributed surplus was restated for the corresponding effect of these restatements.

The Company uses the Black-Scholes option pricing model to determine the fair value of options granted. See Note 8 for details of assumptions used in the calculations.

Income Taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the net future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

Reclassifications

In 2003, Mexican value added taxes ("IVA") of $913 recoverable for years 2003 and earlier were considered to be doubtful for collection and were, consequently, reclassified from Accounts receivable to Mineral properties and deferred exploration costs. Substantially all of these amounts were recovered in 2004 and this amount has been recorded as a deduction from deferred exploration costs in the consolidated financial statements.

The effect of the reclassification in 2003 was retroactively reflected in the consolidated financial statements.

(Thousands of United States dollars, except per share data)

1. Nature of Business

The Company was organized on February 4, 1975 under the laws of the Province of Ontario and is engaged in the business of exploring for, developing and producing from precious and base metal properties in North America and Mexico. At December 31, 2004 and 2003, the Company was considered an exploration stage company.

The Company expects to complete a feasibility study on its Dolores mineral property in 2005. Subsequent development of the Dolores deposit will depend upon obtaining adequate financing and the appropriate environmental and operating permits, upon receipt of which the Company will proceed to construction and commercial production. The feasibility study is considering various mining and recovery processes and the Company is not yet able to forecast project capital or operating costs for Dolores.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has not yet determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, obtaining long term financing to complete exploration and development, and upon future profitable production.

2. Cash and Cash Equivalents

The balance consists of cash and the principal and accrued interest of term deposits maturing at various dates from February 4, 2005 to December 9, 2005, unless redeemed earlier at the Company's option. Interest income is earned at a weighted average rate of 2.53%. At December 31, 2004 the Company held term deposits amounting to Canadian $49,180 (2003 - Canadian $ 55,000).

3. Mineral Properties and Deferred Exploration Costs

The following table shows the net carrying costs at December 31, 2004 and 2003:

	2004			
	Mineral Properties	Exploration Costs	Total	2003
Mexico				
Dolores	$ 9,065	$ 27,499	$ 36,564	$ 28,397
Northern Sonora	227	4,430	4,657	3,483
La Reserva/El Correo	87	1,729	1,816	1,695
Planchas de Plata	-	135	135	25
Other	-	7	7	162
	9,379	33,800	43,179	33,762
United States	297	1,286	1,583	757
	$ 9,676	$ 35,086	$ 44,762	$ 34,519

The following table shows amounts written off in the three years ended December 31, 2004:

	2004	2003	2002
Mexico			
Northern Sonora	$ 25	$ 646	$ -
Other	160	94	-
	185	740	-
United States	-	169	387
General Exploration	154	146	101
	$ 339	$ 1,055	$ 488

Mineral properties and deferred exploration costs relate to the following:

Mexican Properties
Dolores Property

This property consists of nine claims totaling 27,700 hectares in the Madera Mining District, in the state of Chihuahua. The Company has a 100% interest in two claims totaling 25,780 hectares and can acquire a 100% interest in the other seven claims by bringing the property into production or by making further payments of US$350 payable in quarterly instalments of $25. The property is subject to underlying net smelter return ("NSR") royalties totaling 3.25% on gold and 2% on silver.

Northern Sonora Properties

The Company has a 100% interest in the mineral rights to nine claims totaling 16,591 hectares in the State of Sonora. The Company makes annual rent payments to the landowners of approximately $84, escalating by 10% per annum. Should a mine be put in production on the properties, a payment of $500 is due to one landowner. Another landowner is to be paid $350 for the first mine put into production on his property and $200 for each additional mine put into production.

La Reserva/El Correo

The Company holds title to four claims in the La Reserva/El Correo property in northern Sonora, amounting to 4,232 hectares. The Company has entered into agreements whereby it makes annual payments for access to the property. The agreements may be terminated upon 30 days notice to the landowners.

Planchas de Plata

In January 2004 the Company staked the 500 hectare Anita concession, the surface rights to which were acquired in October 2004. This property is also in northern Sonora. The Company makes annual rent payments of $12, escalating by 10% per annum, and a payment of $222 will be made if a mine is put into production on the property.

Other Properties

In 2004 the Company wrote-off its claims in Zacatecas, Mexico.

United States Properties
Nevada Properties

The Company holds a 100% interest in the Clear, Dottie and Gutsy properties (subject to NSR royalties of 3%). In 2003 the Company wrote off expenditures on the Dottie property of $161 but has retained title and may make further expenditures.

The Washiki claim group and Cleo claims near the Clear property are 100% owned by the Company with no royalties attached. In addition, in 1998 the Company entered into a lease agreement to acquire mineral rights situated near the Clear property by making annual advance minimum royalty payments over 15 years and by incurring certain exploration expenditures. At December 31, 2004, the Company is current with its advance royalty payments. The Company may terminate the lease agreement on thirty days notice.

The Company acquired the Buckskin Mountain property by making payments totaling $100 to a corporation controlled by an independent consultant who, subsequent to the agreement date, became a director of the Company.

4. Equipment

	2004			2003		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Exploration equipment	$ 39	$ 29	$ 10	$ 35	$ 25	$ 10
Office furniture and equipment	236	162	74	181	119	62
Vehicles	337	234	103	216	176	40
	$ 612	$ 425	$ 187	$ 432	$ 320	$ 112

The Company's equipment is located as follows:

	2004	2003
Mexico	$ 86	$ 28
United States	53	35
Canada	48	49
	$ 187	$ 112

5. Capital Stock

Authorized: Unlimited common shares, no par value

	Issued	Amount
Balance, January 1, 2002	20,233,250	$ 30,492
For cash		
Private placement (net of issue costs of $470)	4,400,000	5,904
Exercise of stock options	1,778,000	1,963
Exercise of warrants	2,000,487	1,479
Balance, December 31, 2002	28,411,737	39,838
Private placement (net of issue costs of $785)	2,587,500	11,213
Private placement (net of issue costs of $1,927)	4,000,000	31,662
Exercise of warrants	353,104	358
Exercise of stock options	769,500	1,207
Balance, December 31, 2003	36,121,841	84,278
Exercise of stock options	355,000	1,248
Balance, December 31, 2004	36,476,841	$ 85,526

(a) Stock Options (all per share amounts are in Canadian dollars)

In 2003, the shareholders approved a new stock option plan ("the 2003 Plan") for directors, officers, employees and certain consultants. The number of shares made available for purchase pursuant to options under the 2003 Plan was not to exceed 1,110,138; in 2004 the shareholders approved an increase in this number to 2,156,020. After grants made from this plan, and in 2003 also from the existing 1998 Plan, the total options available for grant pursuant to both approved stock option plans is 661,868. The term of options granted cannot exceed five years. The vesting of each option is determined by the Board of Directors and the exercise price is the fair market value of the Company's shares at the date of grant.

The following table summarizes the changes in stock options during the years:

	Number of Options	Weighted Average Exercise Price Cdn $
Outstanding at January 1, 2002	2,837,500	$ 1.53
Granted	1,820,000	5.10
Exercised	(1,778,000)	1.73
Outstanding at December 31, 2002	2,879,500	3.66
Granted	850,000	10.50
Cancelled	(10,000)	6.15
Exercised	(769,500)	2.20
Outstanding at December 31, 2003	2,950,000	6.01
Granted	845,000	8.97
Exercised	(355,000)	4.58
Outstanding at December 31, 2004	3,440,000	$ 6.89

All options granted and outstanding during the years were fully exercisable on the various grant dates except: 20,000 options with an exercise price of Cdn $6.15 which vested in 5,000 increments over a one year period (of which 10,000 were cancelled during 2003); and 50,000 options granted on July 1, 2003 at Cdn $8.08 which vested 25,000 immediately and 25,000 after six months. The weighted average grant-date fair value of options granted during the year was Cdn $3.61 per option (2003-Cdn $3.75; 2002 – Cdn $1.88).

At December 31, 2004, the following stock options were outstanding and exercisable:

Number	Exercise Price Cdn $	Expiry Date
125,000	$ 1.10	June 19, 2005
40,000	$ 1.05	December 7, 2005
220,000	$ 1.50	November 7, 2006
585,000	$ 3.30	April 17, 2007
860,000	$ 6.45	November 23, 2007
35,000	$ 8.08	July 1, 2008
755,000	$ 10.65	September 26, 2008
50,000	$ 12.53	March 17, 2009
75,000	$ 8.25	May 17, 2009
695,000	$ 8.80	June 14, 2009
3,440,000		

(b) The following table summarizes warrant activities during the years:

	Number of Warrants	Weighted Average Exercise Price Cdn $
Outstanding at January 1, 2002	2,353,591	$ 1.20
Exercised	(2,000,487)	1.16
Outstanding at December 31, 2002	353,104	1.40
Exercised	(353,104)	1.40
Outstanding at December 31, 2003 and 2004	-	-

6. Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements were as follows:

(a) The Company was charged for administrative and geological services by two officers, one of whom is a director, and two other directors were paid $25 in aggregate for consulting services.

Year	Amount
2004	$ 487
2003	$ 271
2002	$ 241

(b) Legal services are provided by a law firm in which one of the directors of the Company is a partner. The cost of these services was as follows:

Year	Amount
2004	$ 133
2003	$ 180
2002	$ 223

Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).

7. Income Taxes

The tax effects of temporary differences between amounts recorded in the Company's accounts and the corresponding amounts as computed for income tax purposes give rise to deferred tax assets as follows:

		2004		2003
Tax loss carry forwards	$	5,910	$	5,245
Equipment		42		7
Mineral properties and deferred exploration costs		(2,470)		(1,928)
Financing costs		761		963
Valuation allowance established by management		(4,243)		(4,287)
Net deferred assets at December 31	$	-	$	-

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates as follows:

		2004		2003		2002
Benefit from net loss, at Canadian rates	$	(1,015)	$	(1,398)	$	(938)
Effect of difference in foreign tax rates		34		19		20
Non-deductible expenses		30		2		91
Non-deductible stock option compensation		490		794		821
Effect of tax rate changes on future income taxes		333		90		362
Effect of change in foreign exchange rate		297		486		52
Increase (decrease) in valuation allowance		(169)		7		(408)
Income tax expense for year	$	-	$	-	$	-

The Company establishes its valuation allowance based on projected future operations. Management has determined that the allowance should be 100% of the deferred tax assets. When circumstances cause a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance (except for those relating to undeducted financing costs) will be reflected in current income. If the valuation allowance relating to undeducted financing costs is reduced, the Company will recognize this benefit as an increase in capital stock.

The Company has approximately $21,700 (2003 - $15,500) of exploration and development costs which are available for deduction against future income for tax purposes. In addition, the Company has non-capital losses of approximately $17,850 (2003 - $13,960) expiring in various amounts from 2005 to 2011 and allowable capital losses of approximately $180 (2003 - $166).

The tax benefit of losses carried forward and the associated valuation allowance were reduced by $290 representing the tax effect of losses that expired in 2004.

8. Stock Option Compensation

Effective January 1, 2004, with retroactive effect the Company adopted the fair value based method of accounting for all stock option compensation (see Summary of Significant Accounting Policies – Stock Options). Compensation expense is determined using the Black-Scholes option pricing model. The assumptions used in calculating the expense of options granted were:

	2004	2003	2002
Risk-free rate	3.5%	5%	5%
Dividend yield	nil	nil	nil
Volatility factor of the expected market price of the Company's common shares	63%	50%	60%
Weighted average expected life of the options (months)	30	30	30
Compensation expense for year:			
Charged to income	$ 1,376	$ 1,148	$ 1,107
Charged to deferred exploration costs	1,009	1,090	1,073
	$ 2,385	$ 2,238	$ 2,180

The combined amounts were credited to contributed surplus.

9. United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in some respects from United States generally accepted accounting principles ("US GAAP"). The effect of such differences on the Company's consolidated financial statements is set out below:

(a) Mineral exploration expenditures

Under Canadian GAAP expenditures on specific properties are capitalized until such time as it is established that no economically recoverable deposit exists, or the properties are sold or abandoned. US GAAP requires that mineral exploration expenditures be charged to the Statement of Loss and Deficit in the period incurred. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date would be charged to the Statement of Loss and Deficit.

(b) Comprehensive income (loss)

US GAAP requires the Company to present comprehensive income. Comprehensive Income comprises the Company's net loss and all changes to shareholders' equity except those resulting from investments or distributions to owners. Foreign exchange adjustments resulting from the translation of deferred mineral exploration costs have been excluded from the calculation of comprehensive loss as such costs would have been charged to expense as incurred under US GAAP.

(c) Stock option compensation

Effective January 1, 2004, the Company adopted the Canadian GAAP fair-value-based method for all stock-based awards granted on or after January 1, 2004 and retroactively applied this method to, and re-stated, all prior periods. The Company has also early-adopted this method under US GAAP. Accordingly, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation.

The impact of the above on the financial statements is as follows:

		2004		2003		2002
Net loss per Canadian GAAP	$	(2,849)	$	(3,935)	$	(2,496)
Adjustments related to mineral exploration expenses		(6,955)		(6,081)		(3,825)
Net loss per US GAAP		(9,804)		(10,016)		(6,321)
Foreign exchange adjustment		3,032		2,810		60
Comprehensive income (loss) per US GAAP	$	(6,772)	$	(7,206)	$	(6,261)
Net loss per share, basic and diluted	$	(0.27)	$	(0.32)	$	0.25)

		2004		2003
Shareholders' equity per Canadian GAAP	$	86,713	$	79,609
Adjustments related to mineral exploration expenses		(44,762)		(34,519)
Shareholders' equity per US GAAP	$	41,951	$	45,090



Left: View northwest from top of Dolores central dome showing Minefinders camp and the core storage and logging facility.



Above: Moonrise over Dolores central dome.



Left: Sunrise at Dolores breaks through morning mist filling the valleys to the east.

Corporate Information

Board of Directors

Mark H. Bailey, M.Sc., P.Geo.
President & Chief Executive Officer
Minefinders Corporation Ltd.

James M. Dawson, P.Eng.*
President
Dawson Geological Consultants Ltd.

H. Leo King, P.Geo.*
President
International Barytex Resources Ltd.

Robert L. Leclerc, Q.C.*
Chairman of the Board
Business Consultant

Tony Luteijn, B.Sc. M.Eng.
President and Director
A. Luteijn Mining and Consulting Services

Paul C. MacNeill, LLB
President
P. MacNeill Law Corporation

**Member of the Audit Committee*

Officers

Mark H. Bailey, M.Sc., P.Geo.
President and Chief Executive Officer

Tench C. Page, M.Sc.
Vice President, Exploration

Ronald J. Simpson, C.A.
Chief Financial Officer

Paul C. MacNeill, LLB
Corporate Secretary

Investor Relations

1-866-687-6263 Toll Free

www.minefinders.com

Mike Wills
Corporate Communications

Legal Counsel

MacNeill Law
Suite 950
1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 3P3

Harris & Thompson
Suite 260
6121 Lakeside Drive
Reno, Nevada
USA 89511

Garcia Jimenez & Asociados
San Francisco No. 656-601
Col. Del Valle
Deleg. Benito Juarez
03100 Mexico D.F.

Registrar and Transfer Agent

CIBC Mellon Trust Company
Suite 1600, The Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X1

Auditors

BDO Dunwoody LLP
Vancouver, British Columbia

Bankers

Bank of Montreal
Vancouver, British Columbia

Annual General Meeting

All shareholders and interested parties are invited to attend the Annual General Meeting of Shareholders on Thursday, 16 June 2005. The meeting will be held at 2:00 pm in:

Vancouver Marriott Pinnacle Hotel
1128 West Hastings St.
Vancouver, British Columbia

Corporate Office

Suite 2288
1177 W. Hastings Street
Vancouver, British Columbia
Canada V6E 2K3
604-687-6263 telephone
604-687-6267 facsimile

Exploration Office

Suite 9
9475 Double R Boulevard
Reno, Nevada
USA 89521
775-851-2202 telephone
775-851-2034 facsimile

Registered Office

Suite 1100, Box 11
Merrill Lynch Canada Tower
200 King Street West
Toronto, Ontario
Canada M5H 3T4

Subsidiaries

Minefinders (USA) Inc.

Minera Minefinders, S.A. de C.V.

Compania Minera Dolores, S.A. de C.V.

Servicios Mineros Sierra, S.A. de C.V.

Stock Information

Toronto Stock Exchange,
Symbol: MFL

American Stock Exchange,
Symbol: MFN

United States Securities and Exchange Commission
SEC File #0-29382

Common Shares

Outstanding: 36,476,841
Fully Diluted: 39,916,841

Design – Dragonfly Computer Consulting   Printing – Benwell Atkins, Vancouver   Photography: Brian Metzenheim, William Overbay

MINEFINDERS CORPORATION LTD.

2288-1177 W. HASTINGS ST.
VANCOUVER, BC
CANADA V6E 2K3

INVESTOR RELATIONS:

(866) 687-6263 TOLL-FREE
WWW.MINEFINDERS.COM

PRINTED IN CANADA BY BENWELL ATKINS
DESIGN BY DRAGONFLY